SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A

                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Anadarko Petroleum Corporation
             (Exact name of registrant as specified in its charter)


               Delaware                           76-0146568
       (State of incorporation)         (IRS Employer Identification No.)

                             17001 Northchase Drive
                            Houston, Texas 77060-2141
               (Address of principal executive offices) (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [X]                                   box. [ ]

 Securities Act registration statement file number to which this form relates:
                                       N/A
                                 ---------------
                                 (If applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                Each Class is to be Registered
     ---------------------------------    -----------------------------------
       Preferred Share Purchase Rights        New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

            We amend Items 1 and 2 of our registration statement on Form 8-A (File No. 001-08968), filed with the Securities and Exchange Commission on October 29, 1998, as set forth below as a result of the execution of an amendment to the Rights Agreement, dated as of October 29, 1998, between Anadarko Petroleum Corporation, a Delaware corporation, and The Chase Manhattan Bank as Rights Agent. Anadarko and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, successor to The Chase Manhattan Bank, entered into Amendment No. 1, dated as of April 2, 2000, to the Rights Agreement in connection with the execution of the Agreement and Plan of Merger, dated as of April 2, 2000, by and among Anadarko, Dakota Merger Corp., a Utah corporation and a wholly owned subsidiary of Anadarko, and Union Pacific Resources Group Inc., a Utah corporation. The merger agreement provides for, among other things, the merger of Dakota Merger Corp. with and into Union Pacific Resources, with Union Pacific Resources becoming a wholly owned subsidiary of Anadarko, on the terms and subject to the conditions set forth in the merger agreement. In connection with the merger agreement, Anadarko entered into a stock option agreement, dated as of April 2, 2000, that grants to Union Pacific Resources an option to purchase Anadarko common shares under the circumstances specified in the stock option agreement.

Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            Item 1 of the Form 8-A is amended to read in its entirety as follows:

            The description and terms of the rights as set forth in the rights agreement, as amended by Amendment No. 1 to the rights agreement, are summarized below.

Introduction
------------

            On October 29, 1998, our board of directors declared a dividend of one preferred share purchase right for each outstanding Anadarko common share. The dividend was payable on the record date, which was November 10, 1998, to our stockholders of record on that date. As described below, the preferred share purchase rights currently trade with the Anadarko common shares.

Purchase Price
--------------

            Each right entitles the registered holder to purchase from us one one-thousandth of a share of our Series C Junior Participating Preferred Stock, par value $1.00 per share, at a price of $175 per one one-thousandth of a preferred share, subject to adjustment.

Flip-In
-------

            In the event that any person or group of affiliated or associated persons, known as an "acquiring person," acquires beneficial ownership of 15% or more of the outstanding Anadarko common shares, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise the number of common shares having a market value of two times the exercise price of the right.

            However, neither Union Pacific Resources Group Inc., nor any of its affiliates or associates, will be deemed to be an acquiring person by virtue of the approval, execution or delivery of the stock option agreement, dated as of April 2, 2000, between Anadarko and Union Pacific Resources Group Inc. or the acquisition of beneficial ownership of Anadarko common shares pursuant to the stock option agreement.

Flip-Over
---------

            If Anadarko is acquired in a merger or other business combination transaction, or 50% or more of Anadarko's consolidated assets or earning power are sold after a person or group has become an acquiring person, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive the number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

Distribution Date
-----------------

            The distribution date for certificates evidencing the rights is the earlier of

            (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common shares; or

            (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to the time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common shares.

            However, a distribution date will not be deemed to have occurred as a result of the execution of the stock option agreement, dated as of April 2, 2000, between Anadarko and Union Pacific Resources Group Inc. or the acquisition or transfer of Anadarko common shares by Union Pacific Resources Group Inc. pursuant to the stock option agreement.

Transfer and Detachment
-----------------------

            Until the distribution date, the rights will be evidenced, with respect to any of the Anadarko common share certificates outstanding as of the record date, by the common share certificate with an attached copy of the summary of rights to purchase preferred shares. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common shares, and transfer of those certificates will also constitute transfer of these rights.

            As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common shares as of the close of business on the distribution date and the separate right certificates alone will thereafter evidence the rights.

Exercisability
--------------

            The rights are not exercisable until the distribution date. The rights will expire on the final expiration date, which is November 10, 2008, unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

Adjustments
-----------

            The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-thousandths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of the common shares or a stock dividend on the common shares payable in common shares or subdivisions, consolidations or combinations of the common shares. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-thousandth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Preferred Shares
----------------

            Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Anadarko common share. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per common share. Each preferred share will have 1,000 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 1,000 times the amount received per common share. These rights are protected by customary antidilution provisions.

            The value of the one one-thousandth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one Anadarko common share.

Exchange
--------

            At any time after any person or group becomes an acquiring person, and prior to the acquisition by that person or group of 50% or more of our outstanding common shares, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio, subject to adjustment, of one common share per right or, in certain cases, one one-thousandth of a preferred share per right.

Redemption
----------

            At any time prior to any person or group becoming an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments
----------

            The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding common shares then known to us to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after the time any person or group of affiliated or associated persons becomes an acquiring person no amendment may adversely affect the interests of the holders of the rights.

Rights and Holders
------------------

            Until a right is exercised, the holder of the right, as a holder, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

Stock Option Agreement
----------------------

            Nothing in the rights agreement may be construed to give any holder of rights nor any other person any legal or equitable rights, remedies or claims under the rights agreement by virtue of the execution of the stock option agreement, or by virtue of any of the transactions contemplated by the agreement.

Further Information
-------------------

            The foregoing summary description of the rights agreement and Amendment No. 1 to the rights agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the rights agreement, which was filed as Exhibit 4.1 to the Form 8-A, and the full text of Amendment No. 1, which is filed as Exhibit 2 to this Form 8-A/A.

Item 2.  EXHIBITS.

       Item 2 of the Form 8-A is amended to add the following:

       2. Amendment No. 1, dated as of April 2, 2000, to Rights Agreement, dated as of October 29, 1998, between Anadarko Petroleum Corporation and ChaseMellon Shareholder Services, L.L.C., successor to The Chase Manhattan Bank, as Rights Agent (incorporated by reference to Exhibit
          2.4 to Anadarko's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 5, 2000).

                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  April 27, 2000

                                    ANADARKO PETROLEUM CORPORATION

                                    By:  /s/ Michael E. Rose
                                  Name:  Michael E. Rose
                                 Title:  Senior Vice President and Chief
                                         Financial Officer